Ms. Anne Parker

Assistant Director

Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

March 26, 2019

Re:	GolfSuites 1, Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed March 6, 2019

File No. 024-10938

Dear Ms. Parker:

Thank you for your comments on March 19, 2019 regarding the Amendment No. 1 to the Offering Statement of GolfSuites 1, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Forum Selection Provisions, page 51

1.	We note your response to our prior comment 3 and reissue the comment. If the exclusive forum provision does not apply to actions arising under the federal securities laws, please revise the exclusive forum provision in your amended and restated certificate of incorporation to clearly state that section does not apply to actions arising under the federal securities laws.

The company has amended its Amended and Restated Certificate of Incorporation as requested

Thank you again for the opportunity to respond to your questions to the Amendment No. 1 to the Offering Statement of GolfSuites 1, Inc. filed on March 6, 2019. If you have additional questions or comments, please contact me at Jamie@crowdchecklaw.com.

Sincerely,

/s/Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law, LLP

cc: Gerald Ellenburg

Chief Executive Officer

GolfSuites 1, Inc.

2738 Falkenburg Road South

Riverview, FL 33578